Via Facsimile and U.S. Mail
Mail Stop 6010

April 26, 2007

Mr. W. Bruce Swain, Jr.
Executive Vice President and
Chief Financial Officer
Crawford & Company
5620 Glenridge Drive, N.E.
Atlanta, GA 30342

Re: Crawford & Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 001-10356

Dear Mr. Swain:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, Capital Resources, and Financial Condition
Contractual Obligations

1.   We believe that your contractual obligations table should present all your obligations in a single table including obligations for your estimated future interest payments. Please provide us, in disclosure-type format, a revised table of

contractual obligations. We would not object to you presenting a subtotal of the estimated future interest payments within the table.

Critical Accounting Policies and Estimates
Revenue Recognition

2.   The sensitivity analyses around your critical accounting estimates should depict reasonably likely changes in your estimates based on historical experience and not hypothetical changes (e.g. 1%). If these analyses depict reasonably likely changes, please provide us proposed disclosure that clarifies this fact. If not, please provide us, in disclosure-type format, revised analyses that depict reasonably likely change in these estimates.

Notes to Consolidated Financial Statements
Note 8. Goodwill and Intangible Assets Arising from Acquisitions

3.   Tell us each trademark you acquired and how you concluded that all trademarks acquired had an indefinite life. Tell us the number of years of cash flows used in the valuation of each trademark and how long each trademark has existed.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant